FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 11, 2009, announcing Registrant’s financial results for the quarter ending June 30, 2009.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: August 12, 2009

Gilat Announces Results for the Second Quarter, 2009

Petah Tikva, Israel, August 11, 2009– Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ending June 30th, 2009.

Revenues for the second quarter of 2009 were $56.0 million compared to $65.6 million for the same period of 2008. Net loss for the second quarter of 2009 was $1.2 million ($0.03) per diluted share compared to net income of $1.3 million or $0.03 per diluted share in the second quarter of 2008.

Revenues for the six month period ended June 30, 2009 were $116.8 million compared to $136.1 million for the comparable period of 2008. Net loss for the six month period ended June 30, 2009 was $1 million or ($0.02) per diluted share compared to net income of $5.9 million or $0.14 per diluted share in the same period of 2008.

For a detailed reconciliation of GAAP to non-GAAP financial information and for more information regarding Gilat’s use of non-GAAP financial measures, please see the table titled “Reconciliation between GAAP and non-GAAP statements of operations” as well as the notes contained in this press release.

Gilat’s Chief Executive Officer and Chairman of the Board Amiram Levinberg said, “Our results for the second quarter ended lower than the comparable quarter last year, which was not unexpected in the context of the current economic environment, hence we adjusted our budget accordingly. Despite the effects of the global recession, we are seeing a more healthy deal flow in certain regions of the world, which provides some optimism for the second half of the year. In addition, this quarter, we continued to release money from the restricted cash held by trustees in Colombia increasing our free cash by $7.6 million to a level of approximately $141 million.”

Recent Announcements:

–	Gilat’s Spacenet Rural Communications (SRC) business unit successfully deployed a SkyEdge II broadband satellite communications network at more than 1,300 sites as part of the modified agreements with the Colombian Ministry of Communications.

–	Spacenet Inc. introduced its new Prysm Pro application and network management appliance. Prysm Pro is a self-contained hardware and software solution that provides a broad range of networking and content-delivery functions, as well as support for enhanced security and backup connectivity for business continuity.

–	Gilat is providing Argentina’s Servicio Satelital S.A. a SkyEdge II satellite communications network to enable broadband Internet connectivity at hundreds of sites nationwide. The sites will include schools, oil & gas firms and retail lottery locations.

–	Gilat was chosen by Papua New Guinea’s Telikom PNG Ltd. to provide a broadband satellite communications network covering hundreds of sites. Gilat’s SkyEdge and SkyEdge II platforms will enable Telikom PNG to provide toll-quality telephony and deliver broadband Internet services to remote areas as well as serving the interactive data communications requirements of the financial services sector.

–	Gilat was chosen by CAT Telecom Public Co. Ltd. (CAT) to provide a turnkey VSAT networking solution, based on Gilat’s SkyEdge II platform, to provide telephony and broadband Internet services to rural locations throughout Thailand.

–	Gilat introduced NetEdge, a new high-performance satellite communications platform, specifically designed to meet the requirements of multi-star private networks for corporations and for cellular backhaul applications.

–	Spacenet’s high-performance Connexstar satellite communications services have been deployed to support Star Race Cars, the exclusive producer of cars used in the Star Mazda Championship presented by Goodyear.

Conference Call & Webcast

Gilat will host a conference call today at 9:30 AM Eastern Time. In order to ensure audio access, participants from the U.S. should dial in at (888) 407-2553 and international participants should dial in at (972) 3-918-0644. The live presentation may also be accessed via Webcast through the Company’s website at www.gilat.com prior to the call. A replay of the call will be available beginning at approximately 12:00 PM Eastern Time, August 11, 2009 until August 13, 2009 at 12:00 PM.

To listen to the replay, U.S. participants should call (888) 782-4291 and international participants should call (972) 3-925-5921. The call will also be available for replay as a Webcast on the Company’s website at www.gilat.com and will be archived for 30 days.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements for the three and six months ending June 30, 2009 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the impact of a non-cash share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income and EBIDTA is presented in the attached summary financial statements.

Investor Relations Contact:
Tom Watts
Watts Capital Partners, LLC
Tel: +1 (212) 879 0954
twatts@wattscapital.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2009	2008
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	76,880	73,916
Short-term bank deposits and held-to-maturity marketable securities	64,174	63,033
Short-term restricted cash	8,473	8,581
Restricted cash held by trustees	13,172	24,169
Trade receivables, net	50,742	59,038
Inventories	15,910	20,719
Other current assets	19,152	22,036

Total current assets	248,503	271,492

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	4,891	5,692
Severance pay fund	10,253	11,085
Long-term trade receivables, receivables in respect of capital
leases and other receivables	3,157	8,937

Total long-term investments and receivables	18,301	25,714

PROPERTY AND EQUIPMENT, NET	103,991	109,369

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	3,442	4,064

TOTAL ASSETS	374,237	410,639

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2009	2008
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	6,500	6,500
Current maturities of long-term loans	4,362	4,346
Trade payables	10,012	23,317
Accrued expenses	22,414	25,761
Short-term advances from customer, held by trustees	13,206	24,169
Other current liabilities	29,604	34,593

Total current liabilities	86,098	118,686

LONG-TERM LIABILITIES:
Accrued severance pay	10,971	12,297
Long-term loans, net	13,901	14,003
Accrued interest related to restructured debt	1,506	1,838
Convertible subordinated notes	16,249	16,315
Other long-term liabilities	16,781	17,276

Total long-term liabilities	59,408	61,729

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,826	1,821
Additional paid in capital	862,840	862,390
Accumulated other comprehensive income	1,123	2,106
Accumulated deficit	(637,058)	(636,093)

Total shareholders' equity	228,731	230,224

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	374,237	410,639

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	116,829	136,130	56,003	65,597
Cost of revenues	81,851	89,840	38,979	44,583

Gross profit	34,978	46,290	17,024	21,014

Research and development expenses:
Expenses incurred	8,095	8,934	4,086	4,635
Less - grants	1,185	776	950	737

	6,910	8,158	3,136	3,898

Selling and marketing, general and administrative expenses	28,510	33,437	14,380	16,374

Operating income (loss)	(442)	4,695	(492)	742

Financial income (expenses), net	(227)	1,684	(568)	872
Expenses related to aborted merger transaction	-	(933)	-	(211)
Other income	199	1,182	-	-

Income (loss) before taxes on income	(470)	6,628	(1,060)	1,403

Taxes on income	495	748	143	113

Net income (loss)	(965)	5,880	(1,203)	1,290

Basic net earnings (loss) per share	(0.02)	0.15	(0.03)	0.03

Diluted net earnings (loss) per share	(0.02)	0.14	(0.03)	0.03

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	40,102	39,783	40,133	39,864

Diluted	40,102	42,293	40,133	42,380

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Six months ended June 30,		Three months ended June 30,
		2009	2008	2009	2008
		Unaudited	Unaudited	Unaudited	Unaudited

	GAAP operating income (loss)	(442)	4,695	(492)	742
	Non-cash stock-based compensation expenses (1)	449	380	221	171

	Non-GAAP operating income (loss)	7	5,075	(271)	913

	GAAP net income (loss)	(965)	5,880	(1,203)	1,290
	Non-cash stock-based compensation expenses (1)	449	380	221	171

	Non-GAAP net income (loss)	(516)	6,260	(982)	1,461

	GAAP Earnings (loss) per share (diluted)	(0.02)	0.14	(0.03)	0.03
	Non-cash stock-based compensation expenses (1)	0.01	0.01	0.01	0.00

	Non-GAAP Earnings (loss) per share (diluted)	(0.01)	0.15	(0.02)	0.03

(1)
	Non-cash stock-based compensation expenses:
	Cost of Revenues	77	14	37	5
	Research and development	37	1	18	1
	Selling, general, marketing and administrative	335	365	166	165

		449	380	221	171

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	(965)	5,880	(1,203)	1,290
Adjustments required to reconcile net income (loss)
to net cash (used in) operating activities:
Depreciation and amortization	7,259	6,292	3,804	3,161
Gain from redemption of convertible loan	(22)	-	(22)	-
Gain from the sale of an investment accounted for at cost	(199)	-	-	-
Stock-based compensation related to employees	449	380	221	171
Accrued severance pay, net	(494)	216	(201)	(89)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	155	(496)	(108)	(45)
Accrued interest and exchange rate differences on
held-to-maturity marketable securities, net	(277)	(1,635)	(357)	(847)
Exchange rate differences on long-term loans	81	504	366	(20)
Exchange rate differences on loans to employees	-	20	(5)	4
Capital loss from disposal of property and equipment	64	51	59	32
Deferred income taxes	215	(226)	181	(292)
Decrease (increase) in trade receivables, net	8,835	(14,035)	7,317	(6,938)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	7,082	(4,218)	(1,027)	2,580
Decrease (increase) in inventories	6,152	(1,255)	4,876	(5,598)
Increase (decrease) in trade payables	(13,663)	1,184	(6,977)	(759)
Increase (decrease) in accrued expenses	(3,359)	(596)	(1,652)	262
Increase (decrease) in advances from customer, held
by trustees, net	(10,963)	496	(8,065)	44
Increase (decrease) in other accounts payable and other long term liabilities	(6,915)	(13,542)	1,802	(6,812)

Net cash used in operating activities	(6,565)	(20,980)	(991)	(13,856)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(1,873)	(4,325)	(1,081)	(2,783)
Proceeds from sale of an investment accounted for at cost	199	-	-	-
Other investments	-	(195)	-	-
Purchase of held to maturity marketable securities	(74,077)	(80,559)	(13,265)	(56,653)
Proceeds from held to maturity marketable securities	73,212	31,072	13,929	12,410
Proceeds from sale of property and equipment	-	426	-	25
Loans to employees, net	12	2,778	15	20
Accumulated other comprehensive income	10,848	-	8,211	-
Investment in restricted cash (including long-term)	(87)	(597)	(37)	-
Proceeds from restricted cash (including long-term)	998	171	801	77

Net cash provided by (used in) investing activities	9,232	(51,229)	8,573	(46,904)

Cash flows from financing activities:
Early redemption of convertible loan	(45)	-	(45)	-
Exercise of stock options	6	1,866	3	799
Short-term bank credit, net	-	(323)	-	-
Repayment of long-term loans	(167)	(192)	(86)	(91)

Net cash provided by (used in) financing activities	(206)	1,351	(128)	708

Effect of exchange rate changes on cash and cash equivalents	503	743	488	659

Increas (decrease) in cash and cash equivalents	2,964	(70,115)	7,942	(59,393)

Cash and cash equivalents at the beginning of the period	73,916	122,807	68,938	112,085

Cash and cash equivalents at the end of the period	76,880	52,692	76,880	52,692

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	(442)	4,695	(492)	742
Add:
Non-cash stock-based compensation exepnses	449	380	221	171
Deprecation and amortization	7,259	6,292	3,804	3,161

EBITDA	7,266	11,367	3,533	4,074